Exhibit 99.1

Cenovus reports second-quarter 2020 results

Company captures value by leveraging flexibility of its operations

Calgary, Alberta (July 23, 2020) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) remained focused on financial resilience in the second quarter of 2020 and used the flexibility of its assets and marketing strategy to adapt quickly to the changing external environment. This positioned the company to weather the sharp decline in benchmark crude oil prices in April by reducing volumes at its oil sands operations and storing the mobilized oil in its reservoirs for production in an improved price environment. While Cenovus’s financial results were impacted by the weak prices early in the quarter, the company captured value by quickly ramping up production when Western Canadian Select (WCS) prices increased almost tenfold from April to an average of C$46.03 per barrel (bbl) in June. As a result of this decision, Cenovus reached record volumes at its Christina Lake oil sands project in June and achieved free funds flow for the month of more than $290 million.

“We view the second quarter as a period of transition, with April as the low point of the downturn and the first signs of recovery taking hold in May and June,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “That said, we expect the commodity price environment to remain volatile for some time. We believe the flexibility of our assets and our low cost structure position us to withstand a continued period of low prices if necessary. And we’re ready to play a significant role in helping to lead Canada’s economic recovery.”

Financial & production summary
(for the period ended June 30)	2020 Q2	2019 Q2
Financial ($ millions, except per share amounts)
Cash from (used in) operating activities	-834	1,275
Adjusted funds flow[1], 2	-462	1,082
Per share diluted	-0.38	0.88
Free funds flow[1], 2	-609	834
Operating earnings (loss)[1]	-414	267
Per share diluted	-0.34	0.22
Net earnings (loss)	-235	1,784
Per share diluted	-0.19	1.45
Capital investment	147	248
			% change
Production[3] (before royalties)
Oil sands (bbls/d)	373,189	344,973	8
Conventional liquids[3],4 (bbls/d)	26,861	26,417	2
Total liquids[3,4] (bbls/d)	400,050	371,390	8
Total natural gas (MMcf/d)	392	432	-9
Total production[4] (BOE/d)	465,415	443,318	5

[1] Adjusted funds flow, free funds flow and operating earnings/loss are non-GAAP measures. See Advisory.

[2] The prior period has been reclassified to conform with the current period treatment of non-cash inventory write-downs.

[3] Includes oil and natural gas liquids (NGLs).

[4] Cenovus’s Deep Basin segment has been renamed the Conventional segment and now includes the company’s Marten
Hills asset. For a description of Cenovus’s operations, refer to the Reportable Segments section of Management's Discussion and Analysis.

Response to COVID-19

In the first quarter of 2020, Cenovus responded quickly to the COVID-19 pandemic to protect the health and safety of its workforce and ensure the continuity of its business. In mid-March, the company moved to essential staffing levels at its field operations and directed the vast majority of its office staff to work from home. Cenovus continues to implement special measures and protocols to protect its workers. Some additional staff have recently started returning to field locations to address work that needs to be performed over the summer and fall while the return to offices is happening at a slower rate. Cenovus is monitoring the COVID-19 situation closely and will not compromise on the health and safety of its workers.

Business flexibility and balance sheet strength

In the second quarter of 2020, Cenovus remained focused on disciplined spending, maintaining its low cost structure and protecting its balance sheet. Capital investment in its oil sands and conventional segments decreased on a quarterly and year-over-year basis as a result of the decisive steps the company took in the first quarter of 2020 and in early April to respond to declining commodity prices and the rapid weakening of the business environment. During the second quarter, the company completed the previously announced temporary ramp-down of its crude-by-rail program.

In response to a 45% drop in the average price of West Texas Intermediate (WTI), to US$16.70/bbl, and a more than 70% decline in the average price of WCS, to C$4.92/bbl in April compared with March of 2020, Cenovus took additional steps to preserve value and protect its balance sheet by proactively managing its oil sands volumes. In April, the company voluntarily reduced oil sands production to just under 344,000 barrels per day (bbls/d), down 11% or approximately 44,000 bbls/d compared with March volumes. When WCS prices rebounded to C$46.03/bbl in June, Cenovus used the flexibility of its oil sands assets to quickly ramp up production and leveraged its range of transportation and marketing options, including storage and pipeline capabilities, to capture value from the higher prices. The company achieved average oil sands production of 405,658 bbls/d in June, which included a production record at Christina Lake.

“We made the strategic decision to use the flexibility of our business and relied on the collaboration of our upstream and marketing teams to manage the timing, storage and sales approach for our oil production,” said Pourbaix. “We are maximizing value for our shareholders even in this challenging economic environment.”

Second-quarter financial results

Cenovus’s second-quarter adjusted funds flow shortfall of $462 million and free funds flow shortfall of $609 million were significantly impacted by losses of $529 million related to product sold in the quarter that was written down at the end of March. During the second quarter, essentially all the inventory that Cenovus wrote down in March was sold, and the company realized the inventory write-downs. The recovery in benchmark commodity prices and the ramp-up of production during the second quarter resulted in Cenovus achieving free funds flow of more than $290 million for the month of June.

The company recorded cash used in operating activities of $834 million in the second quarter compared with nearly $1.3 billion in cash from operating activities in the same quarter of 2019. Cenovus had a second-quarter operating loss of $414 million and net loss of $235 million compared with operating earnings of $267 million and net earnings of almost $1.8 billion in the same period in 2019. The net loss was due to the lower operating earnings and unrealized risk management losses of $120 million, partially offset by non-operating unrealized foreign exchange gains of $273 million and a deferred income tax recovery of $131 million.

At the end of the second quarter, Cenovus had net debt of approximately $8.2 billion compared with net debt of about $7.4 billion at the end of the first quarter of 2020. The company continues to aim for a net debt level in the range of $5 billion or lower over the longer term.

Cenovus has $5.6 billion in committed credit facilities, a further $1.6 billion of uncommitted demand facilities and no bond maturities until late 2022. As of June 30, 2020, the company had drawn almost $1.5 billion against the committed credit facilities, $299 million against the uncommitted demand facilities, and there were outstanding letters of credit totaling $434 million. As at June 30, 2020 no amounts were drawn against the uncommitted demand facilities available to Cenovus’s refining partnership co-owned with Phillips 66.

Operating highlights

Cenovus’s upstream and refining assets continued to deliver safe and reliable operational performance during the second quarter.

Health and safety

Cenovus remains focused on delivering industry-leading safety performance through its focus on risk management and asset integrity. The company continued its excellent safety performance in the first half of 2020 with zero significant incidents and strong results in the prevention of recordable injuries and process safety events. This included a significant milestone by the Deep Basin conventional team, which achieved one year with zero recordable injuries.

Oil sands

For the second quarter, Christina Lake had average production of 207,157 bbls/d, while Foster Creek had average production of 166,032 bbls/d. The company achieved combined oil sands production of 373,189 bbls/d in the second quarter, compared with 344,973 bbls/d in the same period a year earlier. In May and June, Cenovus was able to produce above the government of Alberta’s mandatory production curtailment limit for industry due to the purchase of low-cost production credits from other companies. As a result, Christina Lake volumes increased from an average of 175,957 bbls/d for the month of April to an average of 242,964 bbls/d for the month of June, a record, underscoring Cenovus’s flexibility in managing through the volatile price environment.

Second-quarter oil sands operating costs were $7.36/bbl, down 15% from the same period a year earlier and 5% below the first quarter of 2020. The year-over-year decrease in oil sands operating costs was primarily due to higher sales volumes and the deferral of activity to manage costs in the low-price environment and limit field personnel due to COVID-19. The decrease in second-quarter operating costs from a year earlier was partially offset by higher fuel costs related to an increase in natural gas prices. In addition, Cenovus benefited from a nearly 60% decrease in overall second-quarter transportation and blending costs compared with the first three months of 2020. The reduction was due to the suspension of the crude-by-rail program and associated variable costs as well as lower-priced condensate used for blending compared with the first three months of the year.

While Cenovus’s oil sands facilities were producing at reduced rates early in the second quarter, the company maintained normal steam production levels. This allowed Cenovus to continue operating the reservoirs effectively but also contributed to temporarily higher steam-to-oil ratios (SOR). At Christina Lake, the SOR was 2.1 in the second quarter, compared with 2.0 in the same period a year earlier. The SOR at Foster Creek was 2.8, up slightly from 2.7 a year earlier. The SORs are expected to track lower again as production increases.

Conventional

Cenovus’s conventional segment was previously referred to as the Deep Basin segment and now includes the Marten Hills asset. The comparative period has been restated to reflect this change.

Conventional production averaged approximately 92,000 barrels of oil equivalent per day (BOE/d) in the second quarter, a 6% decrease from the same period in 2019. The year-over-year decrease was due to natural declines from limited capital investment, partially offset by lower turnaround activity and fewer shut-ins in response to natural gas pricing compared with the same period in 2019 as well as the addition of Marten Hills heavy oil production starting in 2020. As previously announced, Cenovus has deferred the remainder of its 2020 drilling program in the conventional segment.

Total conventional operating costs declined 7% to $81 million in the second quarter of 2020 compared with the same period in the previous year. These cost savings are a result of the continued optimization of operations, focusing on critical repair and maintenance activities and increased use of Cenovus’s infrastructure. Per-barrel operating costs remained relatively flat at an average of $9.05/BOE compared with $9.01/BOE in the second quarter of 2019, as lower sales volumes and higher seasonal chemical purchases were offset by decreased property tax and lease costs as well as lower costs for repairs and maintenance. Second-quarter per-barrel operating costs remained flat from a year earlier even as production declined 6% over the same period.

Refining and marketing

Cenovus’s Wood River, Illinois and Borger, Texas refineries, which are co-owned with the operator, Phillips 66, had safe and reliable performance in the second quarter of 2020, while crude runs were affected by the economic slowdown due to COVID-19. Crude runs averaged 325,000 bbls/d in the second quarter, a 31% decrease from the same period in 2019.

Cenovus had refining and marketing operating margin of $134 million in the second quarter compared with $198 million in the same period of 2019, primarily due to reduced market crack spreads, lower crude oil runs and crude advantage, partially offset by higher margins on the sale of fixed-price products and lower operating costs.

Cenovus’s refining operating margin is calculated on a first-in, first-out (FIFO) inventory accounting basis. Using the last-in, first-out (LIFO) accounting method employed by most U.S. refiners, operating margin from refining and marketing would have been $139 million lower in the second quarter, compared with $11 million higher in the same period in 2019.

While access to markets through new pipelines remains uncertain, Cenovus continues to look for opportunities to add value by finding new ways to get its products to new customers. In early July, the company announced its first-ever shipment of oil sands crude to Irving Oil’s refinery in Saint John, New Brunswick. Cenovus used its existing capacity on the Trans Mountain pipeline to ship oil to Burnaby, B.C., where it was loaded onto a tanker for a month-long voyage of approximately 11,900 kilometres south along the U.S. West Coast, through the Panama Canal and north to Saint John. Cenovus will continue to work with industry partners like Irving Oil to find innovative market-based solutions aimed at refining more Canadian oil in Canada, providing job opportunities and strengthening Canada’s economy.

Sustainability

On July 14, 2020, Cenovus released its 2019 environmental, social and governance (ESG) report. With the 2019 report, Cenovus has transitioned its approach to further align with the recommendations of the Task Force on Climate-related Financial Disclosure (TCFD) and, new this year, to follow the standards established by the Sustainability Accounting Standards Board (SASB). The report also incorporates references to the United Nations Sustainable Development Goals (SDGs).

Cenovus’s ESG report highlights the work the company has done to establish bold targets in four key ESG focus areas that are most impactful to its business: climate & greenhouse gas (GHG) emissions, Indigenous engagement, land & wildlife, and water stewardship. Cenovus continues to work on its plan for achieving its ESG targets over the next decade.

Conference Call Today

9 a.m. Mountain Time (11 a.m. Eastern Time)

Cenovus will host a conference call today, July 23, 2020, starting at 9 a.m. MT (11 a.m. ET). To participate, please dial 888-231-8191 (toll-free in North America) or 647-427-7450 approximately 10 minutes prior to the conference call. A live audio webcast of the conference call will also be available via cenovus.com. The webcast will be archived for approximately 90 days.

ADVISORY

Basis of Presentation

Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Barrels of Oil Equivalent

Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Non-GAAP Measures and Additional Subtotal

This news release contains references to adjusted earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted funds flow, free funds flow, operating earnings (loss) and net debt, which are non-GAAP measures, and operating margin, which is an additional subtotal found in Note 1 of Cenovus's Interim Consolidated Financial Statements for the period ended June 30, 2020 (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com). These measures do not have a standardized meaning as prescribed by IFRS. Readers should not consider these measures in isolation or as a substitute for analysis of the company's results as reported under IFRS. These measures are defined differently by different companies and therefore are not comparable to similar measures presented by other issuers. For definitions, as well as reconciliations to GAAP measures, and more information on these and other non-GAAP measures and additional subtotals, refer to “Non-GAAP Measures and Additional Subtotals” on page 1 of Cenovus's Management's Discussion & Analysis (MD&A) for the period ended June 30, 2020 (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com).

Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied.

Forward-looking information in this document is identified by words such as “achieving”, “aim”, “believe”, “committed”, “continue”, “ensure”, “expect”, “focus”, “opportunities”, “plan”, “position”, “protect”, “target” and “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: our expectations regarding the volatility of commodity prices and our ability to withstand an extended period of low oil prices; SORs expected to track lower as production increases; preserving the strength of our balance sheet; attaining long-term net debt level in the range of $5 billion or lower; uncertainty surrounding access to markets through new pipelines; opportunities to add value by finding new ways to get our products to new customers; working with industry partners to find innovative market-based solutions to refine more Canadian oil in Canada; delivering industry-leading safety performance through our focus on risk management and asset integrity; our four ESG focus areas and related targets and ambitions; COVID-19-related special measures and protocols to protect workers and our approach to increasing staffing levels in the office and at field sites.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which our forward-looking information is based include, but are not limited to: forecast oil and natural gas, natural gas liquids, condensate and refined products prices, light-heavy crude oil price differentials and other assumptions identified in Cenovus’s 2020 guidance (dated April 1, 2020), available at cenovus.com; global demand for refined products will resume and prices will rise; continued access to short-term capital such as credit and demand facilities; continued impact of measures implemented to enhance the company’s resilience; applicable royalty regimes, including expected royalty rates; future improvements in availability of product transportation capacity; increase to our share price and market capitalization over the long term; future or continued narrowing of crude oil differentials; the ability of our refining capacity, dynamic storage, existing pipeline commitments and financial hedge transactions to partially mitigate a portion of our WCS crude oil volumes against wider differentials; our ability to adjust production while maintaining reservoir integrity; availability of new ways to get our products to new customers; opportunities to work with industry partners to find innovative market-based solutions aimed at refining more Canadian oil in Canada; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; accounting estimates and judgments; our ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects, development programs or stages thereof; our ability to generate sufficient liquidity to meet our current and future obligations; our ability to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; our ability to develop, access and implement all technology and equipment necessary to achieve expected future results, and that such results are realized.

2020 guidance, dated April 1, 2020, assumes: Brent prices of US$39.00/bbl, WTI prices of US$34.00/bbl; WCS prices of US$18.50/bbl; Differential WTI-WCS of US$15.50/bbl; AECO natural gas prices of $2.00/Mcf; Chicago 3-2-1 crack spread of US$8.30/bbl; and an exchange rate of $0.70 US$/C$.

The risk factors and uncertainties that could cause our actual results to differ materially include, but are not limited to: volatility of and other assumptions regarding commodity prices, including the extent to which COVID-19 impacts the global economy and harms commodity prices; the extent to which COVID-19 and fluctuations in commodity prices associated with COVID-19 impacts our business, results of operations and financial condition, all of which will depend on future developments that are highly uncertain and difficult to predict, including, but not limited to the duration and spread of the pandemic, its severity, the actions taken to contain COVID-19 or treat its impact and how quickly economic activity normalizes; a resurgence in cases of COVID-19, which has occurred in certain locations and the possibility of which in other locations remains high and creates ongoing uncertainty that could result in restrictions to contain the virus being re-imposed or imposed on a more strict basis, including restrictions on movement and businesses; the success of our COVID-19 protocols and safety measures to protect workers; maintaining sufficient liquidity to sustain operations through a prolonged market downturn; the duration of the market downturn; excessive widening of the WTI-WCS differential; unexpected consequences related to the Government of Alberta’s mandatory production curtailment; the effectiveness of our risk management program; the accuracy of cost estimates regarding commodity prices, currency and interest rates; product supply and demand; accuracy of our share price and market capitalization assumptions; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks, exposure to counterparties and partners, including ability and willingness of such parties to satisfy contractual obligations in a timely manner; our ability to maintain desirable ratios of net debt to adjusted EBITDA as well as debt to capitalization; our ability to access various sources of debt and equity capital, generally, and on terms acceptable to us; our ability to finance sustaining capital expenditures; changes in credit ratings applicable to us or any of our securities; accuracy of our reserves, future production and future net revenue estimates; accuracy of our accounting estimates and judgments; our ability to replace and expand oil and gas reserves; potential requirements under applicable accounting standards for impairment or reversal of estimated recoverable amounts of some or all of our assets or goodwill from time to time; our ability to maintain our relationships with our partners and to successfully manage and operate our integrated business; reliability of our assets including in order to meet production targets; our ability to access or implement some or all of the technology necessary to efficiently and effectively operate our assets and achieve expected future results; unexpected cost increases or potential disruption or unexpected technical difficulties in developing new products and manufacturing processes and in constructing or modifying manufacturing or refining facilities; refining and marketing margins; cost escalations; potential failure of products to achieve or maintain acceptance in the market; risks associated with fossil fuel industry reputation and litigation related thereto; unexpected difficulties in producing, transporting or refining of bitumen and/or crude oil into petroleum and chemical products; risks associated with technology and equipment and its application to our business, including potential cyberattacks; risks associated with climate change and our assumptions relating thereto; our ability to secure adequate and cost effective product transportation including sufficient pipeline, crude-by-rail, marine or alternate transportation, including to address any gaps caused by constraints in the pipeline system or storage capacity; possible failure to obtain and retain qualified staff and equipment in a timely and cost efficient manner; changes in the regulatory framework in any of the locations in which we operate, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon, climate change and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; changes in general economic, market and business conditions; the impact of production agreements among OPEC and non-OPEC members; the political and economic conditions in the countries in which we operate or which we supply; the occurrence of unexpected events, such as pandemics, fires, severe weather conditions, explosions, blow-outs, equipment failures, transportation incidents and other accidents or similar events, and the instability resulting therefrom; and risks associated with existing and potential future lawsuits, shareholder proposals and regulatory actions against us.

Statements relating to “reserves” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and can be profitably produced in the future.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. For a full discussion of Cenovus’s material risk factors, refer to “Risk Management and Risk Factors” in the Corporation’s annual 2019 MD&A and the MD&A for the period ended June 30, 2020, and to the risk factors described in other documents Cenovus files from time to time with securities regulatory authorities in Canada, available on SEDAR at sedar.com, and with the U.S. Securities and Exchange Commission on EDGAR at sec.gov, and on the Corporation’s website at cenovus.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by sustainably developing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and British Columbia. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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CENOVUS CONTACTS: Investor Relations Investor Relations general line 403-766-7711	Media Relations Media Relations general line 403-766-7751

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